**AMSTEEL CORPORATION BERHAD** (20667-M)
A Member of The Lion Group

02028620

3 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

02 APR 25 AM 11:32

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 1 April 2002, Re: Pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange;

b) General Announcement dated 29 March 2002, Re: Amsteel Corporation Berhad ("Amsteel") - Proposed disposal of Amsteel Group's remaining equity interest of 12.95% in eCyberChina Holdings Limited (formerly known as eCyberChina.net Limited); and

c) General Announcement dated 26 March 2002, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercise.

Please contact the undersigned for any queries.

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

dw 4/25

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

**General Announcement**

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **01-04-2002 05:19:16 PM**
Reference No **AA-020401-331CF**

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary
1 APR 2002

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Amsteel Corporation Berhad** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **Chan Poh Lan** |
| * Designation | : | **Secretary** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange ("KLSE")**

* **Contents :-**

In accordance with Paragraph 4.1(b) of Practice Note 4/2001 ("PN4") and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Amsteel Corporation Berhad ("the Company") hereby announce that as at the date hereof:

1. The proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 ("Proposed GWRS") is still in progress;

2. The Company and certain of its subsidiaries have obtained the relevant court order to convene scheme meetings with their respective financial institution scheme creditors on or before 1 October 2002;

3. The Company had on 4 March 2002 announced that the Company and certain of its subsidiaries had filed with the High Court a joint application pursuant to Section 176(1) of the Companies Act, 1965 for an order for the Company and its affected subsidiaries to convene scheme meetings with their respective non-financial institution ("Non-FI") scheme creditors for the purpose of approving the scheme of compromise and arrangement proposed to be made between each scheme company and its Non-FI scheme creditors within six months from the date of the order; and

4. The KLSE had vide its letter dated 7 March 2002, approved the Company's application for an extension of time to 11 June 2002 to obtain all necessary approvals from the regulatory authorities for the Proposed GWRS.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Form Version 2.0

# General Announcement

Reference No MM-020329-50001

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **RHB Sakura Merchant Bankers Berhad** |
| Submitting Secretarial Firm Name (if applicable) | : | **Not applicable** |
| * Company name | : | **Amsteel Corporation Berhad** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **Mr. Kenneth Chow, Corporate Finance** |
| * Designation | : | **General Manager** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**Amsteel Corporation Berhad ("Amsteel")**
**Proposed disposal of Amsteel Group's remaining equity interest of 12.95% in eCyberChina Holdings Limited ("eCyberChina") (formerly known as eCyberChina.net Limited)**

* **Contents :-**

Further to the announcement on 7 December 2001, the Board of Directors of Amsteel, announces that Amsteel, Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd have agreed to extend the dead-line for the fulfilment of conditions precedent in the conditional share sale agreement dated 6 December 2001 ("SG/GM Agreement") in respect of the Amsteel Group's proposed disposal of the remaining 12.95% equity interest in eCyberChina by 4 months from 6 March 2002 to 5 July 2002.

Shareholders of Amsteel are advised to refer to Amsteel's announcements dated 7 December 2001 and 21 March 2002 for further information on the Proposed Disposal.

This announcement is dated 29 March 2002.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

RHB Sakura Merchant Bankers Bhd Corporate Finance (19663-P)

Form Version 2.0

**General Announcement**

Submitted by MB_RHB_SAKURA on 26/03/2002 08:11:42 PM
Reference No MM-020325-65071

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **RHB Sakura Merchant Bankers Berhad** |
| Submitting Secretarial Firm Name (if applicable) | : | **Not Applicable** |
| * Company name | : | **Amsteel Corporation Berhad** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **Mr. Tan Kong Han** |
| * Designation | : | **Senior General Manager, Corporate Finance** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**LION CORPORATION BERHAD ("LCB")**
**LION LAND BERHAD ("LLB")**
**AMSTEEL CORPORATION BERHAD ("ACB")**
**ANGKASA MARKETING BERHAD ("AMB")**
**PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISE**

* **Contents :-**

1. **BACKGROUND**

On 5 July 2000, LCB, LLB, AMB and ACB (collectively referred to as the "Lion Group") jointly announced various proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises (collectively referred to as the "Initial GWRS Proposals") to address the financial position of the Lion Group.

Due to changes in the domestic and global market conditions, revisions were made to the structure and terms of the Initial GWRS Proposals which were announced on 11 September 2000, 19 October 2000 and 8 October 2001 ("Revised GWRS Proposals").

Following the close of the first half of the financial year ending 30 June 2002, the Lion Group's senior management had re-examined the operational performance and actual financial results achieved by the key operating companies within the Lion Group such as Megasteel Sdn Bhd ("Megasteel") and Sabah Forest Industries Sdn Bhd ("SFI"), and noted that the actual results achieved were lower than previously forecasted in the Revised GWRS Proposals. As a consequence, the future financial forecast and projections of the key operating companies have been further revised. The revisions have had a flow-through impact on the terms of the Revised GWRS Proposals. In view of the foregoing, further revisions have been made to the terms of the Revised GWRS Proposals (collectively referred to as the "Further Revisions") in the manner set out hereafter.

## 2. KEY CHANGES UNDER THE FURTHER REVISIONS

Generally, the Further Revisions relate to and/or involve the following:-

- Reduction in the transaction values of assets to be transferred under the proposed corporate restructuring exercises, and variation in the structure, terms and mode of settlement of certain assets to be transferred under the proposed corporate restructuring exercises.

- Slower build-up in the repayment profile of the Bonds and Consolidated and Rescheduled Debts to be issued.

- Revisions in the proposed mode of settlement for financial institution creditors ("FI-Creditors") in the LCB Scheme Companies and ACB Scheme Companies as listed in Table 1 of the earlier announcement dated 8 October 2001 in respect of their portion of the indebtedness which is unsecured.

### 2.1 Revised Proposed Debt Restructuring Exercises

2.1.1 Revisions in the mode of settlement for the FI-Creditors in the LCB Scheme Companies and ACB Scheme Companies in respect of their portion of the indebtedness which is unsecured ("Unsecured FI-Creditors")

The revisions in the proposed mode of settlement for the Unsecured FI-Creditors in the LCB Scheme Companies and ACB Scheme Companies under the Further Revisions, compared to the Revised GWRS Proposals, are set out in Table 1.

2.1.2 Revisions in the amount of (i) Bonds, (ii) Consolidated and Rescheduled Debts, (iii) shares of LCB, LLB, ACB and AMB (collectively referred to as the "PLC Shares") and Redeemable Cumulative Convertible Preference Shares in AMB ("RCCPS") to be issued

The revisions in the estimated aggregate amount of Bonds, Consolidated and Rescheduled Debts, PLC Shares and RCCPS to be issued under the Further Revisions, compared to the Revised GWRS Proposals, are set out in Table 2.

2.1.3 Revisions in the number of PLC Shares and RCCPS to be issued

The revisions in the estimated number of PLC shares and RCCPS to be issued under the Further Revisions, compared to the Revised GWRS Proposals, are set out in Table 3.

### 2.2 Revised Proposed Corporate Restructuring Exercises

2.2.1 Revised Proposed Corporate Restructuring Exercises

LCB Group

(i) Proposed acquisition of 40% equity interest in Megasteel

The revised consideration is RM1,007.92 million, and is to be satisfied by the issue of RM851.22 million nominal amount of LCB Bonds and RM156.70 million worth of LCB Shares.

Previously, the consideration was RM1,089.99 million, and was to be satisfied by the issue of RM953.43 million nominal amount of LCB Bonds and RM136.56 million worth of LCB Shares.

(ii) Proposed acquisition of 50.45% equity interest in LLB

The purchase consideration of RM260.47 million for the proposed acquisition of 50.45% equity interest in LLB has not been revised. However, the consideration shall now be satisfied by the issue of RM219.98 million nominal amount of LCB Bonds and RM40.49 million worth of LCB Shares.

Previously, the consideration was to be satisfied by the issue of RM227.84 million nominal amount of LCB Bonds and RM32.63 million worth of LCB Shares.

(iii) Proposed acquisition of ACB Shares from parties deemed connected to Tan Sri William Cheng Heng Jem ("TSWC") and Datuk Cheng Yong Kim ("DAC") ("TSWC Group")

The number of ACB Shares to be acquired by LCB has been reduced to 415.47 million ACB Shares and the consideration has been reduced to RM434.58 million which shall be satisfied by the issue of RM434.58 million worth of new LCB Shares.

The final number of ACB Shares to be acquired from the TSWC Group shall be subject to the actual number of new ACB Shares to be (i) issued to the TSWC Group pursuant to their proposed disposal of 30% equity interest in Akurjaya Sdn Bhd ("Akurjaya") and proposed disposal of 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd ("Hiap Joo Chong") to the ACB Group as described hereafter; (ii) received by the TSWC Group from the proposed share swap between the TSWC Group and Lembaga Tabung Angkatan Tentera ("LTAT"); and (iii) the existing ACB Shares held by TSWC Group after adjusting for the proposed capital reconstruction for ACB Shares.

The final issue price/value of the LCB Shares shall be determined in the manner set out in Section 2.2.2 hereafter. The final revised purchase price of the ACB Shares shall be fixed based on the same price as the final issue price/value of the new ACB Shares to be issued to the TSWC Group in respect of their proposed disposals of 30% equity interest in Akurjaya and 13.5% equity interest in Hiap Joo Chong to the ACB Group as described hereafter.

Previously, LCB had proposed to acquire 459.20 million ACB Shares for RM459.20 million to be satisfied by the issue of RM459.20 million worth of new LCB Shares.

(iv) Proposed disposal of the entire 6.35% equity interest in Silverstone Bhd ("Silverstone")

The consideration receivable for the proposed disposal of LCB's entire 6.35% equity interest in Silverstone of RM16.24 million has not been revised. However, the consideration shall now be satisfied by the issue of RM9.41 million worth of AMB Shares and the balance RM6.83 million shall be set off against the inter-company balances owing by the LCB Group to the AMB Group. However, the final issue price/value of the AMB Shares shall be determined in the manner set out in Section 2.2.2 hereafter.

Previously, RM9.33 million of the disposal consideration was to be satisfied by the issue of RM9.33 million worth of new AMB Shares whilst the balance of RM6.91 million was to be settled by netting off against the inter-company balances owing by the LCB Group to the AMB Group.

LLB Group

(i) Proposed acquisition of 83.70% equity interest in Posim Berhad ("Posim")

LLB and Amsteel Mills Sdn Bhd ("AMSB") would now acquire 23.44% and 60.26% equity interest in Posim respectively for an aggregate consideration of RM499.42 million, which shall be satisfied by netting off against inter-company balances owing by the ACB Group to the LLB Group.

LLB, AMSB and the persons acting in concert with them would be obliged to undertake a mandatory general offer for all the remaining Posim shares not already owned by them after completion of the aforesaid revised acquisition pursuant to Rule 6 of the Malaysian Code on Take-Overs & Mergers 1998 ("Code"). The aforesaid revised acquisition is conditional upon LLB, AMSB and the persons acting in concert with them being granted a waiver by the SC exempting them from the aforesaid general offer obligation.

Under the Further Revisions, SFI would no longer issue subordinated bonds to LLB and AMSB, to support the proposed debt restructuring exercise of the LLB Group. Instead, SFI's future dividends would be utilised to support the proposed debt restructuring exercise of the LLB Group.

Previously, LLB and AMSB had proposed to acquire 31% and 69% equity interest in Posim respectively for an aggregate consideration of RM637.64 million, which was to be partly satisfied by netting off against inter-company balances owing by the ACB Group to the LLB Group and the balance RM103.92 million due to the minority shareholders of Posim, was to be satisfied in cash.

(ii) Proposed acquisition of 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB")

The purchase consideration of RM201.50 million for the proposed acquisition of the entire 59.47% equity interest in CPB has not been revised. However, LLB and AMSB would now acquire 16.65% and 42.82% equity interest in CPB respectively for an aggregate consideration of RM201.50 million which shall be satisfied by netting off agaisnt the inter-company balances owing by the ACB Group to the LLB Group.

Previously, LLB and AMSB had proposed to acquire 18.44% and 41.03% equity interest in CPB respectively for an aggregate consideration of RM201.50 million, which was to be satisfied by netting off against the inter-company balances owing by the ACB Group to the LLB Group.

(iii) Proposed disposal of 25% equity interest in Avenel Sdn Bhd ("Avenel")

The revised disposal involves LLB paying ACB RM122.05 million (representing LLB's share of the adjusted net liabilities of Avenel), which shall be satisfied by netting off against the inter-company balances owing by the ACB Group to the LLB Group.

Previously, the disposal involved LLB paying RM81.62 million to ACB which was to be satisfied by netting off against the inter-company balances owing by the ACB Group to the LLB Group.

AMB Group

(i) Proposed acquisition of 100% equity interest in Silverstone

The purchase consideration of RM255.68 million has not been revised. However, the mode of settlement has been revised whereby RM6.83 million shall be settled by netting off against the inter-company balances owing by the LCB Group to the AMB Group, whilst the balance RM248.85 million shall be satisfied by the issue of RM248.85 million worth of new AMB Shares. In addition, the final issue price/value of the AMB Shares to be issued to the ACB Group, DAC and TSWC Group under the Further Revisions shall be determined in the manner set out in Section 2.2.2 hereafter.

Previously, RM6.91 million of the purchase consideration was to be settled by netting off against the inter-company balances owing by the LCB Group to the AMB Group, whilst the balance RM248.77 million was to be satisfied by the issue of RM248.77 million worth of new AMB Shares.

(ii) Proposed disposal of 20% equity interest in Avenel

The revised disposal involves AMB paying ACB RM80.63 million (representing AMB's share of the adjusted net liabilities of Avenel) which shall be satisfied by netting-off against the inter-company balances owing by the ACB Group to the AMB Group.

Previously, the disposal involved AMB paying RM65.29 million to ACB which was to be satisfied by netting-off against the inter-company balances owing by the ACB Group to the AMB Group.

ACB Group

(i) The key revisions to the following corporate transactions to be undertaken by the ACB Group have been described earlier under the proposed corporate exercises for LCB, LLB and AMB Group set out above:

- Proposed divestment of 40% equity interest in Megasteel to the LCB Group;
- Proposed divestment of 50.45% equity interest in LLB to the LCB Group;
- Proposed divestment of 59.47% equity interest in CPB to the LLB Group;
- Proposed divestment of 83.70% equity interest in Posim to the LLB Group;
- Proposed divestment of 52.34% equity interest in Silverstone to the AMB Group; and
- Proposed acquisitions of 25% equity interest in Avenel from LLB and 20% equity interest in Avenel from AMB.

(ii) Proposed acquisition of 30% equity interest in Akurjaya

The purchase consideration has been revised to RM399.28 million, and shall be settled by the issue of RM399.28 million worth of new ACB Shares. The final issue price/value of the ACB Shares shall be determined in the manner set out in Section 2.2.2 hereafter.

Previously, the purchase consideration was RM423.90 million, and was to be satisfied by the issue of RM423.90 million worth of new ACB Shares.

(iii) Proposed acquisition of 27% equity interest in Hiap Joo Chong

The final issue price/value of the new ACB Shares to be issued as partial satisfaction of the purchase consideration shall now be determined in the manner set out in Section 2.2.2 hereafter.

(iv) Proposed Restricted Offer for Sale of LCB shares

Based on the Further Revisions, ACB would hold approximately 290.43 million LCB Shares. It is proposed that ACB makes an offer for sale of its holding of 290.43 million LCB Shares to the eligible LCB shareholders on the basis and at an offer price to be determined after the receipt of the Securities Commission's ("SC") approval for the Further Revisions and set at a price based on the then prevailing theoretical market price of LCB Shares (calculated using the market price of LCB Shares prevailing after the SC's approval for the Further Revisions. The offer price shall be the issue price of the new LCB Shares which shall be determined based on the then prevailing theoretical market price of LCB Shares calculated using the market price of LCB Shares prevailing after the receipt of the SC's approval but after adjusting for the proposed capital reconstruction for LCB Shares subject to the par value of LCB Shares of RM1.00 each.

The net proceeds to be derived from the sale of the 290.43 million LCB Shares would be dedicated to the proposed debt restructuring exercise of the ACB Group.

Previously, ACB would have approximately 265.17 million LCB Shares after the Revised GWRS Proposals.

2.2.2 Revision in pricing basis for the new LCB/AMB/ACB Shares for related party transactions

With regard to the issuance of shares to related parties as set out below, a premium is proposed to be added to the final issue price/value of the LCB Shares, AMB Shares or ACB Shares as the case may be, in compliance with the SC's Policies and Guidelines on Issue/Offer of Securities in respect of the issuance of shares to related parties.

Sakura Merchant Bankers Corporate Finance (10363-P)

The affected transactions under the Further Revisions are:

- LCB Shares - proposed acquisition of ACB Shares by LCB from the TSWC Group
- AMB Shares - proposed acquisition of equity interest in Silverstone by AMB from the ACB Group, LCB Group, DAC and TSWC Group
- ACB Shares - proposed acquisition of 30% equity interest in Akurjaya by ACB from Horizon Towers Sdn Bhd ("Horizon Towers")
  - proposed acquisition of 13.5% equity interest in Hiap Joo Chong by the ACB Group from Teck Bee Mining (M) Sdn Bhd

For the above mentioned transactions, the final issue price/value of the LCB Shares, AMB Shares or ACB Shares as the case may be, shall be determined after the receipt of the SC's approval for the Further Revisions and fixed at a 5% premium to the then prevailing theoretical market price of the relevant share (calculated using the market price of relevant share prevailing after the SC's approval for the Further Revisions but after adjusting for the proposed capital reconstruction for the relevant share), subject to a minimum issue price of RM1.00 each provided the theoretical market price shall be below 95 sen.

2.2.3 Settlement of inter-company balances between different listed groups

(i) LCB Group

*Settlement of inter-company balances with the ACB Group*

Under the Further Revisions, the inter-company balances of RM14.00 million owing by the LCB Group to the ACB Group are proposed to be settled as follows:

a) RM9.41 million – LCB shall assign to ACB its entitlement to RM9.41 million (as opposed to RM9.33 million under the Revised GWRS Proposals) worth of AMB Shares receivable pursuant to LCB's proposed divestment of 6.35% equity interest in Silverstone;

b) RM2.20 million (as opposed to RM2.18 million under the Revised GWRS Proposals) - shall be settled via a set-off against the consideration payable by ACB to LCB for ACB's proposed acquisition of 13.5% equity interest in Hiap Joo Chong; and

c) RM2.39 million (as opposed to RM2.49 million under the Revised GWRS Proposals) shall be settled through the issue of RM2.02 million LCB Bonds and RM0.37 million worth of new LCB Shares (as opposed to RM2.18 million LCB Bonds and RM0.31 million worth of new LCB Shares under the Revised GWRS Proposals).

(ii) LLB Group

*Settlement of inter-company balances with the ACB Group*

Under the Further Revisions, the balance inter-company balances owing by the ACB Group to the LLB Group after netting-off against the considerations for the corporate exercises under the LLB Group as set out above is RM185.47 million (as opposed to RM257.22 million under the Revised GWRS Proposals).

Under the Further Revisions, LLB and AMSB would receive RM39.80 million nominal amount of ACB Bonds and RM145.67 million worth of new ACB Shares in settlement of inter-company balances owing from the ACB Group to the LLB Group of RM185.47 million, as opposed to the LLB Group receiving RM107.85 million nominal amount of ACB Bonds and RM149.37 million worth of new ACB Shares in settlement of inter-company balances owing from the ACB Group to the LLB Group of RM257.22 million under the Revised GWRS Proposals.

(iii) AMB Group

*Settlement of inter-company balances with the ACB Group*

Under the Further Revisions, the balance inter-company balances owing by the ACB Group to the AMB Group after netting-off against the considerations for the corporate exercises under the AMB Group as set out above is RM125.24 million (as opposed to RM148.19 million under the Revised GWRS Proposals).

Under the Further Revisions, the AMB Group would receive RM95.22 million nominal amount of ACB Bonds and RM30.02 million worth of new ACB Shares in settlement of the net amount of RM125.24 million owing by the ACB Group to the AMB Group (as opposed to the AMB Group receiving RM117.2 million nominal amount of ACB Bonds and RM30.99 million worth of new ACB Shares in settlement of the net amount of RM148.19 million owing by the ACB Group to the AMB Group under the Revised GWRS Proposals).

(iv) ACB Group

The key revisions have been described earlier under the proposed settlement of inter-company balances with the LCB, LLB and AMB Group.

## 3. FINANCIAL EFFECTS OF THE FURTHER REVISIONS

The financial effects of the Further Revisions are set out in Table 4.

## 4. OTHER MATTERS

All the other terms and conditions of the Revised GWRS Proposals announced on 11 September 2000, 19 October 2000 and 8 October 2001 apart from the aforesaid variations, remain unchanged.

Shareholders and potential investors are requested to refer to the announcements made by the Lion Group dated 5 July 2000, 11 September 2000, 19 October 2000 and 8 October 2001 for further details on the proposals.

The relevant applications to seek the SC's approvals for the Further Revisions have been submitted on 8 February 2002.

Copies of the conditional supplemental agreements and letters of undertaking entered into by the relevant parties on 26 March 2002 for the proposed corporate transactions under the Further Revisions are available for inspection at the Registered Office of LCB, LLB, ACB and AMB, all of which are located on Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, during normal business hours from Mondays to Fridays (except public holidays) from the date hereof to the date of the respective extraordinary general meetings to be convened by LCB, LLB, ACB and AMB.

This announcement is dated 26 March 2002.

Sekura Merchant Bankers Corporate Finance

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

**Table 1 - Revisions in the mode of settlement for the Unsecured FI-Creditors in the LCB Scheme Companies and ACB Scheme Companies**

| Debtor Companies | Scenario | Amount addressed and mode of settlement | | |
|---|---|---|---|---|
| | | Bonds/ Consolidated & Rescheduled Debts | PLC Shares | RCCPS |
| LCB Scheme Companies | Revised GWRS Proposals | 87.5% of Adjusted Applicable Debts | 12.5% of Adjusted Applicable Debts | - |
| | Further Revisions | 84.5% of Adjusted Applicable Debts | 15.5% of Adjusted Applicable Debts | - |
| ACB Scheme Companies | Revised GWRS Proposals | 84.84% of Adjusted Applicable Debts | 15.16% of Adjusted Applicable Debts | - |
| | Further Revisions | 84.76% of Adjusted Applicable Debts | 15.24% of Adjusted Applicable Debts | - |

*__Notes to Table 1:__*

(1) *The portion of the indebtedness owing to FI-Creditors which is unsecured, shall be termed as "**Unsecured FI-Creditors**".*

(2) *"**Adjusted Applicable Debt(s)**" refers to the "Outstanding Principal Amount(s)" owing to the FI-Creditors less the "Principal Waived".*

*"**Outstanding Principal Amount(s)**" refers to the principal amount(s) owing to the FI-Creditors as at the "Effective Date" inclusive of capitalisation of all interest (including penalty interest) in accordance with (i) existing terms of the facilities of the FI-Creditors for the period up to 30 September 2001 (inclusive) and (ii) at the following base rates as at 28 September 2001 for the period from 1 October 2001 to the "Effective Date" (both dates inclusive):*

a) *For debt denominated in USD : 3-months USD Singapore Inter Bank Offer Rate – 2.59% per annum*

b) *For debt denominated in RM : Base Lending Rate of Malayan Banking Berhad – 6.40% per annum*

*For Unsecured FI-Creditors, "**Principal Waived**" = Outstanding Principal Amount – "Reference Principal Amount"*

*"**Reference Principal Amount(s)**" refers to the principal amount(s) owing to the FI-Creditors as at 30 June 1999, whilst "Accrued Interest" refers to accrued interest (excluding penalty interest) owing to the FI-Creditors for the period between 1 July 1999 and the Effective Date (both dates inclusive).*

*The "**Effective Date**" means the date on which the Further Revisions come into effect upon lodgement of an official copy of the court orders with the Registrar of Companies, Malaysia.*

*For the FI-Creditors whose interest between 1 July 1999 and the Effective Date (both dates inclusive) is serviced ("**Further Sum**"), their Outstanding Principal Amounts shall be subject to an additional waiver equivalent to the Further Sum.*

Table 2 – Amount of Bonds and Consolidated and Rescheduled Debts, PLC Shares and RCCPS to be issued to FI-Creditors and Inter-PLC Creditors

| | | | <-------Bonds--------> | | | |
|---|---|---|---|---|---|---|
| | Amount converted into PLC Shares | Amount converted into RCCPS | For FI Creditors | For Purchase Consideration / Inter-PLC Payment | Consolidated and Rescheduled Debts | Total |
| | RM 'mil | RM'mil | RM 'mil | RM'mil | USD 'mil | RM'mil |
| | | | | | | |
| **Further Revisions** | | | | | | |
| LCB Scheme Companies | 291.31 | - | 517.20 | 1,073.22 | 2.66 | 1,891.84 |
| LLB Scheme Companies | 131.00 | - | 327.06 | 75.00 | 58.44 | 755.13 |
| ACB Scheme Companies | 544.64 | - | 998.41 | 184.96 | 613.71 | 4,060.11 |
| AMB Scheme Companies | 32.74 | 32.74 | 24.43 | 120.40 | 138.95 | 738.32 |
| | ------------ | ------------ | ------------ | ------------ | ------------ | ------------ |
| | 999.69 | 32.74 | 1,867.10 | 1,453.58 | 813.76 | 7,445.40 |
| | ══════ | ══════ | ══════ | ══════ | ══════ | ══════ |
| | | | | | | |
| **Revised GWRS Proposals** | | | | | | |
| LCB Scheme Companies | 246.08 | - | 534.01 | 1,183.45 | 2.75 | 1,973.99 |
| LLB Scheme Companies | 131.00 | - | 327.06 | 108.90 | 58.44 | 789.03 |
| ACB Scheme Companies | 547.64 | - | 999.50 | 275.04 | 613.85 | 4,154.81 |
| AMB Scheme Companies | 32.74 | 32.74 | 24.43 | 120.40 | 138.95 | 738.32 |
| | ------------ | ------------ | ------------ | ------------ | ------------ | ------------ |
| | 957.46 | 32.74 | 1,885.00 | 1,687.79 | 813.99 | 7,656.15 |
| | ══════ | ══════ | ══════ | ══════ | ══════ | ══════ |

*Notes:*

(1) *The above amounts are inclusive of, inter-alia, up-front cash payments and the Bonds to be issued for repayment of inter-company payables by each listed group to other companies of another listed group and as payment of purchase considerations for the proposed acquisitions as described in this announcement and earlier announcements dated 5 July 2000, 11 September 2000, 19 October 2000 and 8 October 2001.*

(2) *"**RCCPS**" denotes redeemable cumulative convertible preference shares in AMB.*

Table 3 – Indicative number of PLC Shares and RCCPS to be issued

| | | Further Revisions | Revised GWRS Proposals |
|---|---|---|---|
| | | Shares 'mil | Shares 'mil |
| *LCB* | | | |
| • | For equity kickers, debt-equity conversion and Non-FI Creditors | 396.14 | 352.92 |
| *LLB* | | | |
| • | For equity kickers, debt-equity conversion and Non-FI Creditors | 264.51 | 265.26 |
| *ACB* | | | |
| • | For equity kickers, debt-equity conversions and Non-FI Creditors | 712.34 | 720.17 |
| *AMB* | | | |
| • | For equity kickers and debt-equity conversion | 54.12 | 53.85 |
| • | For conversion of RCCPS | 29.76 | 29.76 |

*Notes:*

(1) *For illustrative purposes only, the number of PLC Shares to be issued as shown above, is calculated assuming an issue price of RM1.05 per PLC Share for the related-party transactions as set out in Section 2.2.2 above and at RM1.00 per PLC Shares for all other transactions. The final issue price/value of the PLC Shares shall be fixed after the receipt of the SC's approval for the Further Revisions and at a price to be agreed by the relevant parties based on the then theoretical market price of the PLC Shares (calculated using the market price of the PLC Shares prevailing after the SC's approval and after adjusting for the proposed capital reconstruction for the relevant share, subject to a minimum issue price of the par value of the PLC Shares of RM1.00. In the case of the related-party transactions as set out in Section 2.2.2 above, the final issue price/value of the PLC Shares shall be fixed at a 5% premium to the then theoretical market price of the PLC Shares, subject to a minimum issue price of the par value of the PLC Shares of RM1.00 provided the theoretical market price shall be below 95 sen.*

(2) *For illustrative purposes only, the number of AMB Shares to be issued pursuant to full conversion of the RCCPS as shown above, is calculated assuming a conversion price of RM1.10 per AMB Share. The conversion price of the RCCPS shall be fixed after the receipt of the SC's approval and at a 10% premium to the final issue price of the new AMB Shares to be issued to the FI-Creditors for the AMB Scheme Companies ("Issue Price"). The Issue Price of the new AMB Shares shall be determined after the receipt of the SC's approval and at a price to be agreed by the relevant parties based on the then theoretical market price of the AMB Shares (calculated using the market price of AMB Shares prevailing after the SC's approval and after adjusting for the proposed capital reconstruction for AMB Shares), subject to a minimum issue price of the par value of the AMB Shares of RM1.00.*

Table 4 – Financial Effects

| | Before the Further Revisions (Audited Consolidated as at 30 June 2001) | After the Further Revisions |
|---|---|---|
| **LCB** | **RM'mil** | **RM'mil** |
| | | |
| Issued and paid-up share capital | 182.90 | 938.06 |
| Number of shares (RM1.00 each) (mil) | 182.90 | 938.06 |
| Consolidated NTA | (394.79) | 401.13 |
| Consolidated NTA per share (RM) | (2.16) | 0.43 |
| Gearing (times) | Not Meaningful | 2.9 |
| | | |

| | Before the Further Revisions (Audited Consolidated as at 30 June 2001) | After the Further Revisions |
|---|---|---|
| **LLB** | **RM'mil** | **RM'mil** |
| | | |
| Issued and paid-up share capital | 593.38 | 709.55 |
| Number of shares (RM1.00 each) (mil) | 593.38 | 709.55 |
| Consolidated NTA | 643.80 | 1,525.04 |
| Consolidated NTA per share (RM) | 1.08 | 2.15 |
| Gearing (times) | 2.40 | 1.27 |
| | | |

| | Before the Further Revisions (Audited Consolidated as at 30 June 2001) | After the Further Revisions^ |
|---|---|---|
| AMB | RM'mil | RM'mil |
| | | |
| Issued and paid-up share capital | 147.45 | 368.26 |
| Number of shares (RM1.00 each) (mil) | 147.45 | 368.26 |
| Consolidated NTA | 25.16 | 306.90 |
| Consolidated NTA per share (RM) | 0.17 | 0.83 |
| Gearing (times) | 22.38 | 2. 50 |

^ *Assuming full conversion of RCCPS at a conversion price of RM1.10 per AMB Share.*

| | Before the Further Revisions (Audited Consolidated as at 30 June 2001) | After the Further Revisions* |
|---|---|---|
| ACB | RM'mil | RM'mil |
| | | |
| Issued and paid-up share capital | 629.80 | 1,598.27 |
| Number of shares (RM1.00 each) (mil)** | 1,259.59 | 1,598.27 |
| Consolidated NTA | (821.02) | 1,273.71 |
| Consolidated NTA per share (RM) | (0.65) | 0.80 |
| Gearing (times) | (16.1) | 2.5 |

* *Assuming conversion of the new 4 1/2 years Warrants*

** *Before the proposed capital reconstruction for ACB Shares, the par value of the ACB Shares is RM0.50 each. After the proposed capital reconstruction for ACB Shares, the par value of the ACB Shares is RM1.00 each*